AMENDMENT to the

ADVISORY CONTRACT

Effective January 1, 2009

This Amendment dated January 1, 2009 to the Advisory Contract dated January 2, 2008 between Quantitative Investment Advisors, Inc. and Analytic Investors, LLC, is effective for the period January 1, 2009 to December 31, 2009. Paragraph 3 of the Advisory Contract is replaced in its entirety with the paragraph below.

3.	COMPENSATION TO BE PAID BY THE MANAGER TO THE ADVISOR.

The Manager will pay to the Advisor, as compensation for the Advisor’s services rendered and for the expenses borne by the Advisor pursuant to Section 1, a fee, computed and paid monthly at the annual rate of 0.425% of the first $100 million and 0.40% of amounts in excess of $100 million of the aggregate average daily net asset value of the Fund. Such fee shall be paid by the Manager and not by the Fund out of the management fee paid by the Trust to the Manager pursuant to the Management Contract between the Manager and the Trust or out of any other funds available to the Manager. Such average daily net asset value of the Fund shall be determined by taking an average of all the determinations of such net asset value during such month at the close of business on each business day, and for non-business days, the net asset value determined on the previous business day, during such month while this Contract is in effect. Such fee shall be payable for each month within 30 days after the end of each month.

If the Advisor shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

IN WITNESS WHEREOF, Quantitative Investment Advisors, Inc. (d/b/a Quantitative Advisors) and Analytic Investors, LLC have each caused this amendment to be executed by their duly authorized officers.

QUANTITATIVE INVESTMENT ADVISORS, INC.

By: /s/ Willard L. Umphrey

Willard L. Umphrey

President

ANALYTIC INVESTORS, LLC

By: /s/ Marie Nastasi Arlt

Chief Operating Officer